NO ACT

PE
12-31-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005628

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 27 2014

Washington, DC 20549

February 27, 2014

Act: 1934
Section: ___
Rule: 14a-8 (ODS)
Public Availability: 2-27-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 31, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 31, 2013 concerning the shareholder proposal submitted to Dominion by Marion Edey. We also have received a letter on the proponent's behalf dated January 31, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

February 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board prepare a report evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that Dominion may omit the proposal from its proxy material in reliance on rule 14a-8(i)(7).

Sincerely,

Tonya Aldave
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 31, 2014

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Dominion Resources, Inc. requesting a report on environmental and climate change impacts of bioenergy investments

Ladies and Gentlemen:

Ms. Marion Edey (the "Proponent") is the beneficial owner of common stock of Dominion Resources, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 31, 2013, sent to the Securities and Exchange Commission Staff by Jane Whit Sellers of McGuireWoods on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule 14a-8(i)(7) (that the resolution is addressed to Dominion's "ordinary business").

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2014 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Jane Whit Sellers, McGuireWoods.

SUMMARY

The Proposal asks the Company to report to shareholders by November 2014, at reasonable cost and excluding proprietary information, the Company's evaluation of the environmental and climate change impacts of the Company's use of biomass as a key renewable energy and climate mitigation strategy. The Proposal requests that an assessment of risks to the Company's finances and operations posed by emerging public policies on biomass energy and climate change be included in this report. A copy of the Proposal is included in Appendix A.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7), ordinary business, because it seeks to direct the Company's choice of technologies for use in its operations. This is not so. The Proposal does not direct the Company's choices of what generation technologies to employ or finance. Rather, the Proposal seeks accurate disclosure of the environmental impacts of the Company's biomass power operations, in particular with regard to the significant policy issue of climate change. Therefore, the proposal is not excludable under Rule 14a-8(i)(7).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

BACKGROUND

I. Biomass power, or biopower, is a technology heavily used by Dominion Resources.

The question of how to reduce use of fossil fuels for electricity generation is a growing preoccupation of policy-makers. The generation of renewable energy is thus frequently incentivized at the state level with ratepayer-funded subsidies, known as renewable energy credits (RECs), as well as with taxpayer-funded federal and state tax credits. To meet the growing demand for renewable energy and benefit from these incentives, a number of companies - including Dominion - are increasing the use of bioenergy, a renewable energy technology that combusts wood and other biological materials of recent origin to produce heat and power.[1]

Dominion currently operates one of the largest biomass power plants in the United States, the 83 MW Pittsylvania station in Virginia.[2] The Company also owns the 585 MW Virginia City Hybrid Energy Center (which will co-fire up to 60 MW biomass by 2020),[3] is converting three coal-fired power plants to burn biomass (Altavista, Southampton, and Hopewell),[4] and plans to purchase another 20 MW of bioenergy from a non-utility generator. **In its Integrated Resource Plan for 2013, Dominion describes its use of bioenergy as "extensive," and projects that over 75% of its renewable energy generation will come from biomass.**[5]


3%
19%
75%
Solar
Hydro
Wood-burning biomass
Non-utility generators (including biomass)

Figure 5. Dominion's anticipated mix of renewable energy generation in 2020.[6]

---

[1] The vast majority of new utility power plants in the U.S. generating electricity from biomass are wood-fueled. Thus as used here, "bioenergy" refers to energy produced by wood combustion in industrial, commercial, and utility boilers, including thermal energy used for heat or electricity generation (i.e. the product); "biopower" is used in this letter to refer solely to the generation of electricity by burning wood as fuel (i.e. the technology). Neither term as used here includes other forms of bioenergy, such as that derived from landfill gas or liquid biofuels.

[2] Dominion 2011-2012 Citizenship & Sustainability Report, page 85 (http://www.dominioncsr.com/assets/pdf/2011 12-DominionCSR.pdf).

[3] Dominion Virginia Power's and Dominion North Carolina Power's Report of Its Integrated Resource Plan. Before the Virginia State Corporation Commission and North Carolina Utilities Commission. Case No. PUE-2013-00088, Docket No. E-100, Sub 137. Filed August 30, 2013.

[4] Dominion announced completion of the Altavista plant conversion on July 15, 2013. Announcement of Altavista conversion completion, (http://dom.mediaroom.com/2013-07-15-Dominion-Virginia-Power-Completes-Biomass Conversion-At-Altavista-Power-Station).

[5] Dominion Virginia Power's and Dominion North Carolina Power's Report of Its Integrated Resource Plan. Before the Virginia State Corporation Commission and North Carolina Utilities Commission. Case No. PUE-2013-00088, Docket No. E-100, Sub 137. Filed August 30, 2013.

[6] Virginia Electric and Power Company d/b/a Dominion Virginia Power. Annual report to the State Corporation

II. Biomass power has significant environmental impacts.

Biomass power plants use technology nearly identical to that of coal plants, but emit more of the greenhouse gas carbon dioxide (CO_2) per unit of electricity produced, and as much or more of key "conventional" air pollutants[7] as power plants fueled by coal and gas.

Despite the fact that bioenergy CO_2 and air pollutant emissions equal or exceed those from fossil-fueled facilities, many companies - including Dominion - frequently refer to bioenergy as "clean," "low emissions," and "carbon neutral." Numerous scientific studies demonstrate that bioenergy ***is not*** "clean" or "low emissions," and whether or not it proves to be "carbon neutral" is dependent on numerous geographic and regulatory contingencies. The details of these issues of environmental impact are discussed at length in Appendix B to this letter.

The Proponent believes that the use of this language in Company materials and filings and *omission* of accurate information about environmental impacts and related regulatory risks prevents shareholders from being able to assess the risks and opportunities associated with biopower. Particular risks to which this Company is exposed include:

- Dominion is making significant investments in biomass power in order to generate more renewable power and to benefit from renewable energy subsidies and tax credits, but some of those of ***subsidies*** are at risk due to changing scientific understanding of the viability of bioenergy as a climate mitigation strategy.

- Dominion also faces significant ***regulatory risks associated with the greenhouse gas and air pollutant emissions*** of these biopower investments and the potential for emerging regulation of these emissions.

- Dominion's strategy of meeting renewable energy benchmarks mainly through biopower investment may create ***reputational risk*** to the Company, as public perception of this technology shifts with changing regulations.

These risks are not speculative. A number of key judicial, regulatory, and legislative developments indicate a strong potential for biopower to face regulation that could significantly reduce the value of Dominion's biopower investments. Dominion has failed to disclose these key judicial, regulatory and legislative developments to shareholders. The current Proposal is an effort to help ensure that the Company discloses accurately the environmental impacts of its bioenergy investments, and accordingly that shareholders be adequately informed about the risks of bioenergy investments.

Commission on renewable energy. November 1, 2012.
[7] Depending on the emission control technologies employed.

ANALYSIS

The Company asserts that the proposal is excludable under Rule 14a-8(i)(7), ordinary business, because any proposal concerning or relating to a company's choice of technologies for use in its operations is subject to exclusion for involving ordinary business operations.

The Company asserts that, although "fashioned as a request to produce a public report" the Proposal's "true goal" is "to alter the Company's choices of technology and resources used" in the generation of electricity and renewable energy. The Company furthermore argues that, in spite of the Proposal's clear and direct request for evaluation of the environmental and climate change impacts of the Company's biomass operations, no significant policy issue is present.

The Company therefore seeks to render this Proposal excludable under Rule 14a-8(i)(7) by reinterpreting the resolve clause to alter the Proposal's meaning, a report on environmental impacts of biomass, and ignore the plain language of the Proposal.

I. The Proposal is non-excludable because it addresses a significant policy issue and does not direct management in its choice of generation resources or technologies.

The Company explains how the Company's wholly-owned utility subsidiary, Virginia Electric and Power Company, considered whether completing biomass conversions would be a "reasonable and cost-effective means of addressing customers' growing need for reliable electric service" and "how such projects complied with effective and anticipated environmental regulations." That company also conducted engineering studies and normal manners of assessment for making the internal decision to utilize biomass. *Company letter*, page 3.

This Proposal does not seek to involve shareholders in this decision-making process. Instead, the Proposal seeks analysis of the environmental and climate change impacts of the Company's utilization of biomass power, especially since this technology has become the Company's main renewable energy and climate change mitigation strategy. Such disclosures are informative, and may indeed be material, to decisions by investors regarding whether to invest in the Company.

As noted above, the Company plans over 75% of its renewable portfolio to consist of biomass by 2020. The Proposal seeks disclosure necessary for investors to be able to understand the relative environmental impacts of this technology and how these impacts translate into risk to their investment.

The Proposal's request for discussion of environmental impacts and of the current policy debate regarding the renewable status of biomass energy, and potential for future regulatory disfavor of biomass energy is not equivalent to a directive to the Company to take any particular action. If this were so, most environmental proposals would be excludable on this basis. Clearly, it is not the Staff's practice to exclude proposals that request assessment of environmental impacts of specific technologies, merely for referring to a technology. Examples of recent proposals that did not constitute ordinary business despite reference to specific technologies include proposals on the environmental impacts of hydraulic fracturing, oil sands, lead acid batteries, nuclear power, and many other technologies known to present environmental pollution issues. Requests relating to environmental impact reports, or discussion of measures to abate such impacts, have long been held by the Staff to be non-excludable as ordinary business.

As noted by the Company, Staff Legal Bulletin No. 14E (October 27, 2009) provides that proposals generally will not be excludable where the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that the proposal is appropriate for shareholder vote. Since the issuance of this Bulletin, the Staff has denied exclusion of proposals addressing environment-related risk where the particular proposal focused primarily on the environmental impacts of the company's operations. *See, e.g., Chesapeake Energy Corp.* (April 13, 2010); *Ultra Petroleum Corp.* (March 26, 2010); *EOG Resources, Inc.* (February 3, 2010); *Cabot Oil & Gas Corp.* (January 28, 2010); *PPG Industries, Inc.* (January 15, 2010). Even where a proposal does address choice of technology, it may be allowed because of connection to a significant policy issue.

Since the Proposal does not seek to involve shareholders in the Company's choice of technologies for use in its operations, the no-action letters cited by the Company are inapposite. ***Nor does the proposal impermissibly reach beyond the environmental impacts of the Company's decisions to direct Company action as in J.P. Morgan Chase (March 12, 2010) and Bank of America (February 24, 2010).***

In the environmental proposals underlying *J.P. Morgan Chase* (March 12, 2010) and *Bank of America* (February 24, 2010), the Staff allowed exclusion in spite of the presence of significant policy issues because these proposals attempted to directly regulate management's actions and decision-making regarding investments. Specifically, the proposals in these instances sought to ***bar future financing*** by the companies of any companies engaged in mountaintop removal coal mining. The staff allowed the proposals to be excluded because they went too far in these Staff's view- beyond addressing the significant policy issue, as the staff noted, "beyond the environmental impact" of the banks' project finance decisions and instead reached into prescribing their decisions to extend credit or provide other financial services to particular types of customers. Proposals concerning customer relations or sale of particular services are generally excludable under Rule 14a-8(i)(7)." By contrast, the current Proposal does not engage in such a directive approach to investments by the Company. The current Proposal, rather, seeks information and reporting on the Company's efforts to mitigate climate change.

II. The Proposal is not excludable because it focuses on the significant policy issues of environmental impact and climate change.

Many recent environmental proposals related to climate change have been found to raise significant public policy issues and therefore not be excludable as ordinary business. Examples of climate change proposals that transcended ordinary business include those underlying the no-action letters cited by the Company, *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for GHG reduction), *Exxon Mobil Corp.* (March 12, 2007) (adopt policy to increase percentage of renewables in generation portfolio) and *General Electric Co.* (January 31, 2007) (create report on global warming), as well as *Goldman Sachs Group, Inc.* (February 7, 2011) (proposal requesting report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change not excludable as ordinary business), and *PNC Financial Services Group, Inc.* (February 13, 2013) (proposal requesting report to shareholders assessing greenhouse gas emissions resulting from the company's lending portfolio and its exposure to climate risk in its lending, investing and financing activities not excludable as ordinary business). Like these previous instances, the current Proposal ***seeks disclosure on the Company's exposure to climate risk*** relative to biomass power (e.g. increased greenhouse gas emissions) and the risks to the Company's business posed by developments in the political, legislative, regulatory and scientific landscape regarding the role of biomass energy in climate change.

A. Climate change is a significant policy issue.

In the SEC's February 8, 2010 Climate Change release (Release Nos. 33-9106; 34-61469; FR-82), "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters", the SEC explained that climate change had become a topic of intense public discussion as well as significant national and international regulatory activity. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and EPA's greenhouse gas reporting program. We believe that the Staff's adoption of its climate disclosure guidance represented recognition by the Staff that climate change is a significant social policy issue. We further believe that this conclusion was institutionalized in *Goldman Sachs* (February 7, 2011 and March 1, 2011) which found that climate proposals at that financial institution were not excludable as ordinary business, regardless of whether they sought analysis of the firm's risk to the climate (March 1, 2011) or of the climate-related risks to the firm (February 7, 2011), and in *PNC Financial Services Group, Inc.* (February 13, 2013). Notably, both Goldman Sachs and PNC argued for exclusion by claiming that disclosure of business risks related to climate change pertained to matters of the companies' ordinary business operations. The Staff found both proposals non-excludable, because they focused on the "significant policy issue of climate change."

The Company does not dispute that fact that climate change is a significant public policy issue. Rather, the Company avers that, "regardless of whether the proposal touches on a significant policy issue" (and the Company chooses to ignore the plain language reference to climate change in the language of the Proposal) it still seeks to direct business decisions and therefore is excludable.

This analysis is erroneous, because proposals that concern matters of ordinary business are nonetheless not excludable where they concern significant policy issues. Alternatively, the Company argues that the Proposal does not "involve any of these issues", referring to three no-action letters dealing with global warming and climate change mitigation. Yet, reporting on climate change mitigation is in fact at the heart of this Proposal. Therefore, this statement by the Company is plainly inaccurate.

B. The climate impact of biomass power is currently being publicly debated.

The climate impact of biomass power generation and related regulation of this technology is being debated in the media. Some examples of media coverage of this issue include:

- Harry Huyton, "The Biomass Industry Should Come Clean About its Environmental Impact," *The Guardian*, May 3, 2013. http://www.theguardian.com/environment/blog/2013/may/03/biomass-industry-environmental-impact

  "[B]urning wood from whole trees results in higher greenhouse gas emissions than coal."

- Tom Zeller Jr., "Net Benefits of Biomass Power Under Scrutiny," *New York Times*, June 19, 2010. http://www.nytimes.com/2010/06/19/science/earth/19biomass.html?pagewanted=all&_r=0

  "[P]ower generated by burning wood, plants and other organic material, which makes up 50 percent of all renewable energy produced in the United States, according to federal statistics, is facing increased scrutiny and opposition. That, critics say, is because it is not as climate-friendly as once thought, and the pollution it causes in the short run may outweigh its long-term benefits."

- Roger Harrabin, "Biomass may hinder climate fight," *BBC*, November 12, 2012. http://www.bbc.co.uk/news/science-environment-20303668

  "Biomass burning is not a zero-pollution option. It creates greenhouse gases to cut and transport the wood, and when the wood is burned. But supporters say that so long as the burned vegetation is replaced by new plants to absorb CO2 that should confer a significant advantage over using fossil fuels. The numbers are debated."

- Justin Scheck and Ianthe Jeanne Dugan, "Wood Fired Plants Generate Violations," *Wall Street Jo*urnal, July 23, 2012. http://online.wsj.com/news/articles/SB10001424052702303740704577524822063133842?mg=reno64-wsj&url=http%3A%2F%2Fonline.wsj.com%2Farticle%2FSB10001424052702303740704577524822063133842.html&fpid=2,7,121,122,201,401,641,1009

  "Of 107 U.S. biomass plants that the Journal could confirm were operating at the start of this year [2012], the Journal analysis shows that 85 have been cited by state or federal regulators for violating air-pollution or water-pollution standards at some time during the past five years, including minor infractions."

- Justin Scheck, "Massachusetts Tightens Rules on Biomass Plants", *Wall Street Journal*, August 17, 2012. http://online.wsj.com/article/SB10000872396390444233104577591580880978756.html

  "Massachusetts is expected to disqualify many wood-fired power plants from certain green-energy programs, starting Friday, because of concerns about their emissions. Many U.S. biomass facilities, which burn wood and other plant matter to generate electricity, have received grants and other state and federal benefits aimed at encouraging alternative energy sources. The new rules seek to ensure that biomass plants produce less net greenhouse gas than plants that burn fossil fuels."

- Rachel Smolker, "Where's the Lorax When We Need Him?," *Huffington Post*, December 19, 2013. http://www.huffingtonpost.com/rachel-smolker/wheres-the-lorax-when-we-need-him_b_4473689.html

  "[T]rees, forests and ecosystems appear to be right smack in the epicenter of swirling debates about climate change. What those debates seem to boil down to (as the world burns around us) is whether it makes more sense to 1) cut down remaining forests and burn them for "renewable energy", 2) put a fence around them, measure their carbon content and sell them to polluters as "offsets", or 3) install vast plantations of trees . . . might help "fix" the climate."

- Sasha Lyutse, "Federal Court Affirms Science as Guide for How EPA Must Regulate Biomass Energy," *Huffington Post*, July 8, 2013. http://www.huffingtonpost.com/sasha-lyutse/federal-court-affirms-sci_b_3618662.html

  "The federal court of appeals in Washington, D.C. . . . made clear that not all bioenergy has the same carbon footprint – and some increases climate-disrupting carbon pollution."

These and many other news stories raise important questions of how biomass power impacts climate change, the relative carbon neutrality of this technology, appropriate policy and regulation of this technology and the wisdom of investing in this technology as a climate mitigation strategy.

III. Biomass power environmental impacts and regulatory and operational risks have a clear nexus to the Company.

The environmental impacts of biomass power and related regulatory and operational risks to the Company's biopower investments known to the Proponent are **described in detail in Appendix B**. Among the most notable impacts and risks of Dominion's biopower investments, are:

- Dominion has stated that its investment in biomass power will reduce carbon emissions. In fact, building new biomass power plants and converting coal plants to biomass will immediately increase emissions of carbon dioxide to the atmosphere. Immediate carbon *reductions* are urgently needed to mitigate global warming;

- Dominion has stated that its biomass power plants will produce "carbon neutral" energy. In fact, analysis of whether Dominion's bioenergy production will be carbon neutral is contingent upon regulatory decisions and geographic factors one would expect Dominion to analyze in its disclosure;[8]

- Dominion has stated that the value of its biomass power facilities could be diminished if bioenergy CO_2 emissions were to be regulated. In fact, it appears likely that bioenergy CO_2 emissions will be regulated in the near future;[9]

- Dominion has stated that state subsidy revenue streams are critical to several of its biopower facilities. In fact, it is highly possible that state renewable energy subsidies will be lost. [10]

- Dominion has stated in its letter that its Biomass Conversions will result in reductions of conventional air pollutants. *Company letter*, page 4. If emission reductions will in fact result from the switch of fuel type, the Company should include this in disclosures to shareholders.

In conclusion, the Proposal focuses, appropriately, on the significant policy issue of the environmental and climate change impacts of biomass energy, an issue with a clear nexus to the company, and therefore must be included in the 2014 Proxy.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

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[8] For example, a Massachusetts study found that "carbon neutrality" of bioenergy production in that state would be achieved, at the earliest, after 10 years, if only waste wood were used and no increase in whole-tree harvesting to provide fuel occurred. See Walker, T., et al. Massachusetts Biomass Sustainability and Carbon Policy Study: Report to the Commonwealth of Massachusetts Department of Energy. Manomet Center for Conservation Sciences. 2010, and discussion of other studies analyzing biomass carbon lifecycles in Appendix B.

9 Pamela F. Faggert, Dominion Resources Services, Inc. Comments to the Science Advisory Board biogenic carbon emissions panel on its draft advisory report regarding EPA's accounting framework for biogenic CO_2 emissions from stationary sources. March 16, 2012.

[10] Letter from Carolyn Moss, Dominion Resources, to Thomas Middleton, Chair of the Senate Finance Committee of the Maryland Legislature. March 5, 2013.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Kelly Bitov
Attorney at Law

Cc: Jane Whit Sellers
Marion Edey

APPENDIX A
PROPOSAL

WHEREAS,

The latest report from the Intergovernmental Panel on Climate Change affirms that atmospheric greenhouse gas concentrations are the highest in 800,000 years, and a National Academy of Sciences report has warned "each additional ton of greenhouse gases emitted commits us to further [climate] change and greater risks";

Dominion is increasing its biopower holdings with conversion of the Hopewell, Altavista, and Southampton coal plants to biomass (~153 MW) and up to 60 MW co-firing wood at the Virginia Hybrid Energy Center, alongside the existing 83 MW Pittsylvania plant. Greenhouse gas emissions from wood burned at these facilities will be millions of tons per year. Dominion projects that in 2020, wood-burning in power plants will provide about 75% of the renewable power generated by the Company, while wind will provide 0% and solar 3%;

Dominion has acknowledged in testimony before the Virginia State Corporation Commission (SCC) that biomass power plants actually emit more carbon dioxide (CO2) per megawatt-hour than coal-fired power plants, on a day-to-day basis;

Economic viability for the three coal-to-biomass conversions depends on a regulatory assumption of carbon neutrality, without which Dominion has stated that the net present value of operation is less than if the plants continued to burn coal;

The Environmental Protection Agency (EPA) panel convened to advise on regulation of biogenic CO2 under the Clean Air Act concluded that biomass, including forest residues (the purported fuel for Altavista, Hopewell, and Southampton), cannot be presumed automatically carbon neutral, and

Public policies and regulations addressing climate change may negatively affect Dominion's biopower investments. A Federal Court found EPA's deferral of biogenic CO2 regulation under the Clean Air Act illegal, and EPA's deferral of regulation in any case lapses in 2014. New policy developments may threaten continued subsidies for biopower as renewable energy; legislation has been introduced in Maryland and Washington, DC that would eliminate certain renewable energy subsidies for Dominion's bioenergy holdings.

RESOLVED: Shareholders request that the Board of Directors prepare a report by November 1, 2014, at reasonable cost and excluding proprietary information, evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.

Supporting Statement: Among other things, the report should consider the impact that potential State or federal rejection of "carbon neutral" status for particular biomass energy facilities, fuel sources or categories of operations could have on subsidies, permitting processes, or existing facilities.

APPENDIX B

ANALYSIS OF ENVIRONMENTAL IMPACTS AND FINANCIAL AND OPERATIONAL RISKS RELATED TO BIOENERGY

I. Undisclosed Environmental Impacts of Bioenergy

A. Harmful Air Pollution and Public Health Impacts of Bioenergy

Bioenergy facilities emit as much or more particulate matter (PM), carbon monoxide (CO), and nitrogen oxides (NOx)[11] as modern coal and gas plants per unit of energy generated. While replacing coal with biomass can lead to a reduction in sulfur dioxide emissions, prompting many companies to describe this technology as "clean", biomass plants have higher sulfur dioxide emissions relative to modern natural gas plants, which are the most common type of new power plants being built in the U.S. today.

Pollutant emissions from biomass combustion, similar to pollutant emissions from fossil fuel technologies, worsen air quality and are linked to respiratory and cardiac disease, as well as cancer. Therefore, to the extent that states meet their renewable energy goals by building biomass power plants rather than wind or solar facilities, they are increasing air pollution. For this reason, the American Lung Association opposes bioenergy development in general and particularly its classification as "renewable" energy that is eligible for subsidies and tax breaks.[12]

B. Climate Change Impacts of Bioenergy

Burning one ton of "green" woodchips in a biomass power plant emits about one ton of CO_2. Thus, on a day-to-day basis, biomass power plants emit more CO_2 per MWh of electricity than traditional fossil-fueled power plants. Typical emission rates for power plants are as follows:

Gas combined cycle	883 lb CO_2/MWh
Gas steam turbine	1,218 lb CO_2/MWh
Coal steam turbine	2,086 lb CO_2/MWh
Biomass steam turbine	3,029 lb CO_2/MWh

Table 1. Stack emissions of CO_2 from fossil-fueled and biomass-fueled power plants.[13]

[11] The amount of pollution emitted by a particular facility and how it compares to any other facility depends on the fuels burned and the pollution control technologies employed. Data on permitted emissions from different facilities are available at EPA's BACT clearinghouse, http://cfpub.epa.gov/RBLC/.

[12] From ALA's Letter to Representatives Waxman and Markey on the American Clean Energy and Security Act, June 24, 2009: "The legislation should promote clean renewable electricity, including wind, solar and geothermal. The Lung Association urges that the legislation not promote the combustion of biomass. Burning biomass could lead to significant increases in emissions of nitrogen oxides, particulate matter and sulfur dioxide and have severe impacts on the health of children, older adults, and people with lung diseases."

[13] Fuel CO_2 per heat content data are from EIA, Electric Power Annual, 2009: Carbon Dioxide Uncontrolled

Biomass power plants have higher CO_2 emissions than coal-fired or natural gas-fired plants, partly because they are less efficient and also because biomass has significantly lower energy content per unit carbon than natural gas. Converting a power plant from coal to biomass generally *decreases* the amount of power the facility can produce, and *increases* the amount of CO_2 emitted per megawatt-hour of electricity generated. If society uses more wood-fired biopower facilities to meet next year's energy needs, next year's atmospheric CO_2 will go up, not down.

As noted above, in spite of the fact that carbon emissions are substantially higher for bioenergy than fossil fuels, Dominion and other bioenergy companies claim that their bioenergy facilities are "net carbon neutral" when the full lifecycle of the technology is considered. Claims that bioenergy is "net carbon neutral" rely on two key principles:

Forest regrowth offsets. Net carbon emissions from burning wood are "carbon neutral" because carbon emissions from bioenergy will be offset as trees regrow and take up an equivalent amount of CO_2 as was released by burning.

Waste wood decomposition offsets. Net carbon emissions from burning wood are "carbon neutral" because only wood waste materials (such as lumber mill shavings, pulping liquors, and forestry residues – the tops and limbs left over after saw-timber harvesting) are used, and burning these materials emits no more CO_2 than letting the materials decompose naturally.[14]

As Figure 3 illustrates, neither of these justifications for biopower carbon neutrality acknowledge the amount of time it takes to offset the immediate emission of CO_2 from burning wood as fuel. This time-lag is critical for determining the effect of biopower emissions on net atmospheric CO_2 loading. It is also important for calculating net CO_2 emissions from bioenergy to account for the pulse of CO_2 from decomposing root material that is emitted when trees are cut for fuel. While emissions from the aboveground portion of the tree are accompanied by energy generation, the decomposition of belowground biomass simply emits additional CO_2 with no energy gain.

Emission Factors. Efficiency for fossil fuel facilities calculated using EIA heat rate data (http://www.eia.gov/cneaf/electricity/epa/epat5p4.html); biomass efficiency value is common value for utility-scale facilities.

[14] Relatedly, companies claim that burning wood waste instead of allowing it to decompose also prevents the production of methane, a greenhouse gas with greater potency than CO_2. This is simply false; forested systems are actually net consumers, not producers, of methane. "Dry upland soils serve as one of the primary global methane sinks," removing about 30 million metric tons of methane from the atmosphere each year. U.S. EPA, Office of Atmospheric Programs. 2010. Methane and nitrous oxide emissions from natural sources. EPA 430-R-10-001. April, 2010.


Equal cumulative emissions
CO_2 emissions
biomass
fossil fuels
a.
Time
Emissions from combustion
Emissions from decomposition
Net emissions increase
CO_2 emissions
b.
Time

Figure 3. Offsetting bioenergy CO_2 emissions takes time. Panel a. illustrates that time is required for forests cut for biomass fuel to regrow and draw down net biogenic CO_2 emissions to the point where cumulative emissions match those from fossil fuels; only after this point will net emissions from bioenergy be less than from fossil fuels.[15] Achieving full carbon neutrality takes significantly longer. Panel b. illustrates that cumulative emissions from burning waste wood exceed those from letting that wood decompose; the net emissions increase from burning such materials for fuel is equal to the difference between the curves. Cumulative emissions from decomposition always lag emissions from burning.

The scientific framework for determining net emissions from bioenergy was most clearly articulated by the Manomet study conducted in Massachusetts. The main conclusion of the Manomet study was that a biomass power plant could operate for more than 40 years, all the while allowing forests cut for fuel to regrow and resequester CO_2 undisturbed, and ***net CO_2 emissions would still exceed emissions from a same-sized coal facility operating over the same period (during which forests had been harvested for sawtimber only)***. It would take more than 90 years for forest regrowth to draw CO_2 emissions from a biopower facility down to the level of a similarly sized natural gas facility. Whether this offset would ever *actually* be achieved depends on whether forests are left alone to regrow without additional harvests, and whether ecological conditions, including the effect of climate warming, favor regrowth. The Manomet Study also determined that net CO_2 emissions from a biopower facility would exceed net CO_2 emissions from a coal plant for more than ten years, and would exceed those from a gas plant for more than 30 years, even if the facility were only fueled with forestry residues from sawtimber harvesting that would decompose anyway.[16]

The Manomet study is only one of several recent scientific studies that have come to similar conclusions regarding how long it takes for the extra CO_2 emitted by biopower facilities to be offset by forest regrowth.[17] Cutting and burning trees that would otherwise have a future of

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[15] Figure after Walker, T., et al. 2012. Carbon accounting for woody biomass from Massachusetts (USA) managed forests: a framework for determining the temporal impacts of wood biomass energy on atmospheric greenhouse gas levels. Journal of Sustainable Forestry, 32:1-2, 130 – 158.

[16] And presuming there was no increase in whole-tree harvesting to provide fuel. Walker, T., et al. Massachusetts Biomass Sustainability and Carbon Policy Study: Report to the Commonwealth of Massachusetts Department of Energy. Manomet Center for Conservation Sciences. 2010.

[17] Searchinger, T., et al. 2009. Fixing a critical climate accounting error. Science 326: 527-528, theoretically impossibile for biopower emissions to be carbon neutral where forests are cut for fuel; Colnes, A., et al. 2012. Biomass supply and carbon accounting for Southeastern Forests. Biomass Energy Resource Center, Montpelier, VT, it would take fast-growing pine plantations 30 – 50 years for biopower emissions to be drawn down to a level comparable to net emissions from fossil fuels; Mitchell, S., et al. 2012. Carbon debt and carbon sequestration parity

carbon sequestration ahead of them degrades the forest carbon sink that is *currently* preventing atmospheric CO_2 levels from being even higher than they already are. Overall, current science demonstrates that bioenergy is not immediately, and may never be, "net carbon neutral"; instead, bioenergy causes substantial, immediate increases in atmospheric CO_2 emissions. ***Dominion has not disclosed this information to shareholders in recent submissions, but falsely characterizes bioenergy as "carbon neutral". Dominion therefore has failed to disclose climate risk relative to biomass.***

II. Undisclosed Regulatory Risks of Bioenergy

In the face of this science, policymaking bodies are coming to important conclusions that undermine the prospects for bioenergy to continue to be treated as a climate-friendly renewable energy technology. Internationally, the current Intergovernmental Panel on Climate Change Guidelines do not consider biomass used for energy to be automatically carbon neutral even where the biomass is thought to be produced sustainably.[18] Here in the United States, the Environmental Protection Agency (EPA) convened a panel of the Science Advisory Board (SAB) to advise the agency on how to regulate biogenic CO_2 emissions, which concluded that "biomass energy cannot be considered *a priori* carbon neutral."[19] EPA's official position on the net carbon impact of bioenergy is still evolving, but a recent rulemaking cited the SAB position.[20]

A. EPA is likely to resume regulating biogenic CO_2 after July 2014, adding epence, potentially delaying goperation and compromising biomass power plant fincncial viability.

EPA regulates CO_2 from power plants under the Clean Air Act. Biogenic CO_2 - CO_2 from biogenic sources including biomass - has been temporarily exempted from regulation, but this exemption is expected to end in July 2014 or earlier (either on the original timeline of the three-year Deferral Rule or upon early termination of the Rule resulting from an appellate decision affirming the D.C. District Court's vacation of the Rule in *Center for Biological Diversity, et al. v. U.S. EPA*[21]). Once EPA begins regulating biogenic CO_2, any new or reconstructed biomass

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in forest bioenergy production. GCB Bioenergy (2012) doi:10.1111/j.1757-1707.2012.01173.x, forests store more carbon than using them for energy "saves"; McKechnie, J. et al. 2011. Forest bioenergy or forest carbon? Assessing trade-offs in greenhouse gas mitigation with wood-based fuels. Environmental Science and Technology, 45: 789 795, biopower reduces forest carbon and increases atmospheric CO_2 emissions.

[18] Intergovernmental Panel on Climate Change (IPCC), Task Force on National Greenhouse Gas Inventories, Frequently Asked Questions. (http://www.ipcc-nggip.iges.or.jp/faq/faq.html).

[19] United States Environmental Protection Agency. SAB review of EPA's Accounting Framework for Biogenic CO_2 Emissions From Stationary Sources. EPA-SAB-12-011. September 28, 2012. Washington, DC. (http://yosemite.epa.gov/sab/SABPRODUCT.NSF/57B7A4F1987D7F7385257A87007977F6/$File/EPA-SAB-12 011-unsigned.pdf).

[20] Standards of performance for greenhouse gas emissions from new stationary sources: electric generating units. 40 CFR Part 60, [EPA-HQ-OAR-2013-0495; FRL-9839-4] RIN 2060-AQ91. September 20, 2013.

[21] In *Center for Biological Diversity, et al. v. U.S. EPA*, (decided July 12, 2013), the court's decision noted that the

energy facility with the potential to emit 100,000 tons of CO_2 per year[22] will be considered a "major" source for CO_2. As any facility of about 8 MW and above has the potential to emit 100,000 tons of CO_2, the majority of biomass power facilities now being proposed and built would be major sources. As major sources for CO_2, biopower facilities will have to undergo several processes that are intended to reduce their environmental and health impacts, that could delay operation, impose additional expense and compromise these facilities' financial viability. Dominion demonstrated awareness of this financial risk in its letter to EPA's Science Advisory Board studying biomass emissions:

> "Given the current economic assumptions for the stations to be converted to biomass mentioned above, they are expected to provide ***significant customer value*** under a broad range of future market conditions. ***The value of future biomass power facilities could be diminished*** while not actually reducing overall carbon emissions if EPA implements a policy which relies on an accounting framework which devalues the "carbon neutrality" of biogenic CO_2 emissions; particularly that of waste wood."[23] (Emphasis added)

The Company asked the SAB to either treat all wood-based biogenic energy as categorically excluded from CO_2 emission regulation, or alternatively to treat the materials as *a priori* carbon neutral. The SAB's report did not support either such position.

B. Biomass power is beginning to lose eligibility for subsidies at the state level.

At the state and local level, there is growing opposition to subsidizing biopower as renewable energy alongside technologies like wind and solar energy that generate no local air emissions. Proposals to build biomass power plants are often greeted with intense opposition and legal action including appeals of air permits and water withdrawal permits. Environmental groups are also increasingly opposing large-scale bioenergy. Demonstrating that opposition to wood-burning power plants has become a mainstream environmental issue, the website of the Natural Resources Defense Council, one of the largest environmental groups in the country, features a page entitled "Our Forests Aren't Fuel,"[24] which characterizes biopower as "an emerging environmental disaster."

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atmosphere makes no distinction between carbon dioxide emitted by biogenic and fossil-fuel sources. Opinion page 7. A concurrence explained that the Clean Air Act ***forecloses any "offsetting" approach*** – i.e., taking off-site carbon sequestration into account as a compensating factor that can mitigate a power plant's emissions – because "***The statute does not allow EPA to exempt those sources' emissions of a covered air pollutant just because the effects of those sources' emissions on the atmosphere might be offset in some other way***." Concurrence page 3.

[22] Facilities making modifications trigger the requirement to implement BACT if they have the potential to increase GHG emissions by at least 75,000 tpy CO2e and also exceed 100/250 tpy of GHGs on a mass basis.

[23] Pamela F. Faggert, Dominion Resources Services, Inc. Comments to the Science Advisory Board biogenic carbon emissions panel on its draft advisory report regarding EPA's accounting framework for biogenic CO_2 emissions from stationary sources. March 16, 2012.

[24] http://www.nrdc.org/energy/forestsnotfuel/.

The problems presented by large-scale bioenergy are beginning to be addressed by state-level policy.[25] Testimony by Dominion on state-level legislation and in state-level regulatory proceedings demonstrates that the company is well aware that should biogenic CO_2 be increasingly regulated, this could undercut their biopower investments. For example, testifying against a bill in Maryland that would eliminate renewable energy subsidies for low-efficiency biopower, Dominion wrote:

> "When Dominion made the decision to convert these coal units to biomass, Maryland law classified biomass as a Tier I renewable resource. The classification was a significant factor in making a business case to invest over $165 million to convert these facilities. Now, with these plants approved and currently under construction, ***this bill would eliminate a key revenue stream that is considered critical to their economic viability***."[26] (Emphasis added)

Although Dominion submitted comments and lobbied against the passage of this and similar legislation in Massachusetts, ***Dominion has not disclosed to investors that state-level legislation has already and may further erode the subsidies available to biopower and that this poses financial risk to bioenergy investments***.

[25] For example, in Massachusetts following the publication of the Manomet study, the state eliminated renewable energy subsidies for electric-only biopower plants, finding their low efficiency and high net CO_2 emissions are incompatible with state mandates to reduce greenhouse gas emissions from the power sector. In Maryland and Washington DC, legislation is being considered that would also make low-efficiency biomass power plants ineligible for renewable energy subsidies, like Massachusetts restricting them to high-efficiency combined heat and power facilities (in Maryland, the Governor himself spoke in support of the bill. While it narrowly did not pass, partly due to lobbying by the Company, it will be reconsidered next year). Other states, including Vermont, are studying the question of what role bioenergy should play in the state's renewable energy portfolio.

[26] Letter from Carolyn Moss, Dominion Resources, to Thomas Middleton, Chair of the Senate Finance Committee of the Maryland Legislature. March 5, 2013.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 31, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Marion Edey Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 15, 2013, by Ms. Marion Edey ("Ms. Edey" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Edey any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:** Shareholders request that the Board of Directors prepare a report by November 1, 2014, at reasonable cost and excluding proprietary information, evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

DISCUSSION

I. Rule 14a-8(i)(7) – The Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations."

According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusions. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Consistent with these standards, the Staff has interpreted this to mean that shareholder proposals are excludable if they relate to a company's choice of technologies for use in its operations (See *infra* Section I.B.). Accordingly, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it involves the Company's ordinary business operations, in that it relates to the Company's choice of technologies for use in its operations.

B. The Proposal relates to the choice of technologies for use in the Company's operations.

On its face, the Proposal requests that the Company prepare a report "evaluating the environmental and climate change impacts" of the Company's utilization of biomass as a source of renewable energy. However, the true goal of the Proposal is not the production of a report, but the reduction and/or removal of energy generated by a specific type of technology (biomass power) from the sources of electric power offered by the Company to consumers. That is, although fashioned as a request to produce a public report, the Proposal's goal is, in fact, to alter the Company's choices of technology and resources used in the generation of electricity generally, and renewable energy, specifically. In this regard, the Proposal is accompanied by a discussion in the supporting statement of various alleged deficiencies of biomass power as a renewable energy source. Additionally, the supporting statement contains a number of considerations that relate to the supposed current and future regulatory disfavor of biomass energy.

The decision to undertake the conversion of electricity-generating facilities from coal to biomass (the "Biomass Conversions") was initially considered by the Company's wholly-owned utility subsidiary, Virginia Electric and Power Company ("Dominion Virginia Power") as part of its ordinary course Integrated Resource Planning ("IRP") process. These projects were selected as a reasonable and cost-effective means of addressing customers' growing need for reliable electric service, and they are expected to provide customer savings over their 25-year lives when compared to continued operation of the units on coal. During the process of obtaining certificates of public convenience and necessity and other state regulatory approvals for the Biomass Conversions, Dominion Virginia Power also considered how such projects complied with effective and anticipated environmental regulations.

Dominion Virginia Power is an incumbent electric utility providing service to more than two million customers in Virginia and North Carolina and is regulated at the state level by the Virginia State Corporation Commission (the "VSCC") and the North Carolina Utilities Commission ("NCUC"). As a result, Dominion Virginia Power is required to file in Virginia in odd-numbered years (with an update in even-numbered years), and in North Carolina in even-numbered years, a comprehensive Integrated Resource Plan ("Plan") pursuant to§ 56-599 of the Code of Virginia ("Va. Code") and R8-60 of the NCUC Rules and Regulations, respectively. The 2013 Plan is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number for the VSCC is Case No. PUE-2013-00088, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2013 Plan is also available on the Company's website at https://www.dom.com/about/integrated-resource-planning.jsp. An evaluation of options for meeting customer needs will also be included in the 2014 Plan to be filed by September 1, 2014, and will continue annually as described above.

Under Virginia law, an integrated resource plan is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand-side resources over the ensuing 15 years to promote reasonable prices, reliable services, energy independence, and environmental responsibility." Va. Code§ 56-597. Thus, each year Dominion Virginia Power studies and produces its updated Plan for the following 15 years, including projected effects of various elements on customer prices.

Dominion Virginia Power's objective in its IRP process is to identify the mix of generation resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations and other matters. The initial decision to convert the Altavista, Hopewell, and Southampton facilities, which are each discussed in Ms. Edey's supporting statement, from coal to biomass was made through this process, and further ratified by management's robust and careful evaluation process. This process involves determining the appropriate fuel-types and mix of generation resources and technologies used to supply the electric needs of the customers in its service territory and is at the heart of the Company's business.

As described above, Dominion Virginia Power's management, following the completion of the IRP process, considered the question of whether to firmly commit to the Biomass Conversions (and thus seek state regulatory approval therefor) in the context of its commitment to meeting customer energy needs in a reliable, cost-effective manner. That is, Dominion Virginia Power considered numerous factors in determining whether to replace fossil fuel energy-generating facilities (i.e., the converted coal plants) with biomass energy. In this regard, Dominion Virginia Power, utilizing its expert scientific, business, and engineering analytic capabilities, compared the customer economics, reliability, and environmental benefits of operating the three facilities on both coal and biomass. For example, Dominion Virginia Power considered the fact that the conversion of the three cited stations will result in reductions of sulfur dioxide, nitrogen oxide, mercury, and particulate emissions and is projected to increase the capacity factors of these units. Furthermore, in securing the necessary state regulatory approvals for the Biomass Conversions before the VSCC, Dominion Virginia Power presented a thorough report which detailed the analysis undertaken with respect to such conversions, which analysis included, *inter alia*, economic studies, an environmental review, feasibility and engineering design studies, and a comprehensive analysis of biomass fuel availability and sustainability in the Eastern and Central regions of Virginia where its exiting biomass facility in Pittsylvania County and the Biomass Conversions are located.[1] The decisions behind supplying power in a safe, reliable, and cost-effective manner are a core area of Company expertise. The analyses, evaluations, and decision that resulted from the above processes are at the core of matters involving Dominion Virginia Power's business and operations.

The Proposal seeks to involve shareholders inappropriately in these decisions regarding which generation resources and technologies the Company should utilize to produce electricity, notwithstanding the fact that, as described above, decision-making in this area involves a complex process and requires substantial business and environmental risk management expertise and experience, as well as intimate knowledge of the technologies available and related regulatory, cost, and safety considerations. Further, Ms. Edey's supporting statement seeks to inappropriately interject shareholders into questions involving the Company's response to regulatory concerns, predicting, based upon certain selected evidence, that regulatory agencies may begin to disfavor biomass power as a form of renewable energy. Because of management's intimate experiences with the regulatory regimes governing the generation and delivery of power, management does not have reason to believe that biomass is as suspect as Ms. Edey would have the Company's shareholders believe. Indeed, notwithstanding the assertions made in the supporting statement, as recently as this month (December of 2013), certain members of the U.S. Congress announced their intention to introduce legislation that would consider biomass among the sources of renewable energy that utility companies could rely upon to meet a new renewable electricity standard. See "Kuster Leads Push for National Renewable Electricity Standard; Introduced Legislation that would require utilities to generate 25 percent of their power from renewable energy sources like solar, wind, and biomass by 2025," Federal Information and News Dispatch, Inc. (December 6, 2013).

For the reasons discussed above, decisions as to which generation resources and technologies are appropriate for the Company to pursue properly rest with the Company's management and should not be the subject of a shareholder proposal. Therefore, the Staff has recognized that in circumstances involving decisions such as these, injecting shareholders into the process is not appropriate. The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release.

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[1] See, VSCC Case Nos. PUE-2011-00073 (Altavista), PUE-2011-00074 (Hopewell) and PUE-2011-00075 (Southampton).

Accordingly, on numerous occasions the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff recently permitted an energy company to exclude a proposal calling for the diversification of the company's energy resources to include increased energy efficiency and renewable energy resources on the grounds that such proposal related to ordinary business operations, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable Rule 14a-8(i)(7)" (*FirstEnergy Corp.* (March 8, 2013)). The Staff also permitted, on the same grounds, the exclusion of a proposal calling on a cable and internet provider to publish a report disclosing the actions it was taking to address the inefficient consumption of electricity by its set-top boxes, which proposal would include the company's efforts to accelerate the development and deployment of new energy efficient set-top boxes, on the same grounds, (*AT&T Inc.* (February 13, 2012)).

Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new cogeneration facilities and improve energy efficiency (*WPS Resources Corp.* (February 16, 2001)), proposals requesting a report on the status of research and development of a new safety system for railroads (*Union Pacific Corp.* (December 16, 1996) and *Burlington Northern Santa Fe Corp.* (January 22, 1997)), a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety, and financial security (*Applied Digital Solutions* (April 25, 2006)), and a proposal requesting that a computer company employ specific technological requirements in its software (*International Business Machines Corp.* (January 6, 2005)).

This Proposal, like the proposals described above, seeks to inappropriately involve shareholders in decisions regarding the Company's choice of technologies for use in its operations; in this case, the inappropriate shareholder involvement sought is with respect to decisions regarding the generation resources and technologies the Company should utilize to produce electricity. Also, like those excluded proposals, there is merely a tangential relationship between the Proposal and a social issue (See *infra* Section I.C). These decisions involve operational and business matters that require the judgment of experienced management, which has the necessary skills, knowledge, and resources to make informed decisions, and are not the type of matters about which shareholders, as a group, would be in a position to make an informed judgment. Accordingly, because the Proposal deals with the day-to-day operations of the Company, in that it relates to the Company's choice of technologies for use in its operations, it may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has found that some recent environmental proposals do transcend ordinary business operations. See *Exxon Mobil Corp.* (March 23, 2007) (refusing to allow exclusion of a proposal calling for the adoption of quantitative goals for reducing greenhouse gas emissions), *Exxon Mobil Corp.* (March 12, 2007) (refusing to allow exclusion of a proposal calling for a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025), and *General Electric Co.* (January 31, 2007) (refusing to allow exclusion of a proposal calling for a report on global warming). However, the Proposal does not involve any of these issues, but rather focuses on the business issue of how and in what manner the Company may best respond to customer and regulatory interest in the generation of renewable energy. The fact that the Proposal has some connection to issues that are of social significance should not lead to the conclusion that it must automatically be included in the Proxy Materials. It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply.

As such, the Staff has also recently allowed proposals requesting companies to bar the financing of particular types of customers to be excluded even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining), stating that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JP Morgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010).

Since the focus of the Proposal is an ordinary business operation of the Company regarding its specific mix of electric generation by fuel type, that has, at best, a tangential relationship to a significant policy issue, it may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054, or at jsellers@mcguirewoods.com or my colleague, David S. Wolpa, at (704) 343-2185, or at dwolpa@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Marion Edey

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: ***FISMA & OMB Memorandum M-07-16*** on behalf of Kelly Bitov [kbitov@pfpi.net]
Sent: Friday, November 15, 2013 3:43 PM
To: Carter Reid (Services - 6)
Cc: Marion Edey; Karen Doggett (Services - 6)
Subject: Shareholder Proposal Presented by Ms. Marion Edey
Attachments: Dominion Resolution Filing Letter_Marion Edey.pdf; Confirmation of Shareholder Status_Marion Edey.pdf; Marion Edey Dominion Resolution Submitted Nov 15 2013.pdf

Dear Ms. Reid and Ms. Doggett,

Please find attached the submittal letter and shareholder resolution presented by Ms. Marion Edey for inclusion in the proxy for the 2014 Dominion shareholder meeting. Please acknowledge receipt of this communication via email.

Please note that Ms. Marion Edey is the submitter of this proposal. Please direct any correspondence on this resolution to Ms. Edey and myself, Kelly Bitov, Esq., at ***FISMA & OMB Memorandum M-07-16*** and kbitov@pfpi.net.

Sincerely,

--
Kelly Bitov, Esq.
Attorney, Partnership for Policy Integrity | 617-835-2480 | kbitov@pfpi.net
www.pfpi.net

Marion Edev

FISMA & OMB Memorandum M-07-16

November 15, 2013

Ms. Carter M. Reid
Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

I am enclosing a resolution regarding Dominion's development of biomass power for consideration at the 2014 shareholder meeting.

This proposal is submitted for inclusion in the 2014 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). I am the beneficial owner, per rule 14a-8, of more than $2,000 worth of Dominion Resources common stock acquired more than one year prior to today's date. I will remain invested in this position through the date of the company's 2014 annual meeting. I will attend the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

I have requested that proof of my ownership be sent to the company separately from my brokerage, Eaton Vance.

Please direct any correspondence on this resolution to Kelly Bitov, P.O. Box 1653, Northampton, MA 01061, kbitov@pfpi.net, (617) 835-2480.

Thank you very much for your attention to this matter.

Sincerely,

Marion Edey

Marion Edey

WHEREAS,

The latest report from the Intergovernmental Panel on Climate Change affirms that atmospheric greenhouse gas concentrations are the highest in 800,000 years, and a National Academy of Sciences report has warned "each additional ton of greenhouse gases emitted commits us to further [climate] change and greater risks";

Dominion is increasing its biopower holdings with conversion of the Hopewell, Altavista, and Southampton coal plants to biomass (~153 MW) and up to 60 MW co-firing wood at the Virginia Hybrid Energy Center, alongside the existing 83 MW Pittsylvania plant. Greenhouse gas emissions from wood burned at these facilities will be millions of tons per year. Dominion projects that in 2020, wood-burning in power plants will provide about 75% of the renewable power generated by the Company, while wind will provide 0% and solar 3%;[1]

Dominion has acknowledged in testimony before the Virginia State Corporation Commission (SCC) that biomass power plants actually emit more carbon dioxide (CO_2) per megawatt-hour than coal-fired power plants, on a day-to-day basis;[2]

Economic viability for the three coal-to-biomass conversions depends on a regulatory assumption of carbon neutrality, without which Dominion has stated that the net present value of operation is less than if the plants continued to burn coal;[3]

The Environmental Protection Agency (EPA) panel convened to advise on regulation of biogenic CO_2 under the Clean Air Act concluded that biomass, including forest residues (the purported fuel for Altavista, Hopewell, and Southampton), cannot be presumed automatically carbon neutral,[4] and

Public policies and regulations addressing climate change may negatively affect Dominion's biopower investments. A Federal Court found EPA's deferral of biogenic CO_2 regulation under the Clean Air Act illegal, and EPA's deferral of regulation in any case lapses in 2014. New policy developments may threaten continued subsidies for biopower as renewable energy; legislation has been introduced in Maryland and Washington, DC that would eliminate certain renewable energy subsidies for Dominion's bioenergy holdings.

***RESOLVED:** Shareholders request that the Board of Directors prepare a report by November 1, 2014, at reasonable cost and excluding proprietary information, evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.*

***Supporting Statement:** Among other things, the report should consider the impact that potential State or federal rejection of "carbon neutral" status for particular biomass energy facilities, fuel sources or categories of operations could have on subsidies, permitting processes, or existing facilities.*

---

[1] Dominion Virginia Power Annual Report to SCC on Renewable Energy, Nov. 1, 2012.

[2] SCC Case No. PUE-2011-00073. Vol. III 01-12-2011.

[3] *Id.* Direct Testimony of Glenn A. Kelly, Director of Generation System Planning for Dominion. Vol. II 06-27-2011, p. 13, Figure 7.

[4] "Science Advisory Board Review of EPA's Accounting Framework for Biogenic CO2 Emissions from Stationary Sources", September 2011.

EatonVance
Investment Counsel

Eaton Vance Investment Counsel
Two International Place
Boston, MA 02110
(617) 482-8260
www.eatonvancecounsel.com

November 12, 2013

Ms. Carter M. Reid
Senior Vice President - Administrative Services,
Chief Compliance Officer and Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

As of November 12, 2013, our client Marion Edey held, and has held continuously for at least one year, 768 shares of Dominion Resources Inc. (D) common stock. The market value exceeded $2,000 at all times during the last year.

Marion Edey's shares are held in an account custodied at State Street Bank and Trust Company (DTC participant #2319) and her investment portfolio is managed by Eaton Vance Investment Counsel (tax identification #20-1227351).

Our client intends to hold all of these shares through the date of the 2013 annual meeting.

Please feel free to call me if you have any questions or require anything additional. I can be reached at (617) 672-8757.

Sincerely,

Susan R. Martland
Vice President

SRM/ejm

cc: Marion B. Edey

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Sunday, November 17, 2013 11:13 AM
To: 'Kelly Bitov'; Carter Reid (Services - 6)
Cc: Marion Edey
Subject: RE: Shareholder Proposal Presented by Ms. Marion Edey

Dear Ms. Edey and Ms. Bitov,

By way of this email, I am confirming that the receipt of Ms. Edey' proposal and ownership information on Friday, November 15, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: *** FISMA & OMB Memorandum M-07-16 *** **On Behalf Of** Kelly Bitov
Sent: Friday, November 15, 2013 3:43 PM
To: Carter Reid (Services - 6)
Cc: Marion Edey; Karen Doggett (Services - 6)
Subject: Shareholder Proposal Presented by Ms. Marion Edey

Dear Ms. Reid and Ms. Doggett,

Please find attached the submittal letter and shareholder resolution presented by Ms. Marion Edey for inclusion in the proxy for the 2014 Dominion shareholder meeting. Please acknowledge receipt of this communication via email.

Please note that Ms. Marion Edey is the submitter of this proposal. Please direct any correspondence on this resolution to Ms. Edey and myself, Kelly Bitov, Esq., at *** FISMA & OMB Memorandum M-07-16 *** and kbitov@pfpi.net.

Sincerely,

--
Kelly Bitov, Esq.

Karen Doggett (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Wednesday, November 20, 2013 4:49 PM
To:	Marion Edey; 'Kelly Bitov'
Cc:	Meredith S Thrower (Services - 6)
Subject:	Dominion Resources, Inc.
Attachments:	SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-20 Edey letter.pdf

Dear Ms. Edey and Ms. Bitov,

Please see the attached letter regarding Ms. Edey's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261
Web Address: www.dom.com

Dominion®

November 20, 2013

Sent via Electronic Mail

Ms. Marion Edey

FISMA & OMB Memorandum M-07-16

Dear Ms. Edey:

This letter confirms receipt on Friday, November 15, 2013, via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC. You have submitted as proof of beneficial ownership a letter from Eaton Vance Investment Counsel, which is not listed as a DTC participant and therefore is not the record holder of your shares of Dominion stock. In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion stock from the record holder of your shares.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 15, 2013, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,

Karen W. Doggett

Karen W. Doggett
Director–Governance and Executive Compensation

cc: Kelly Bitov, Esq.

Karen Doggett (Services - 6)

From:	***FISMA & OMB Memorandum M-on behalf of Kelly Bitov [kbitov@pfpi.net]
Sent:	Tuesday, December 03, 2013 4:12 PM
To:	Karen Doggett (Services - 6)
Cc:	Marion Edey; Meredith S Thrower (Services - 6)
Subject:	Marion Edey Shareholder Proposal, Proof of Beneficial Ownership
Attachments:	Marion Edey_2013 Letter from Eaton Vance Investment Counsel re Dominion.pdf; Marion Edey_2013 Letter from State Street Bank and Trust Confirming Investment in Dominion.pdf

Dear Ms. Doggett,

Please find attached the requested additional proof of beneficial ownership, demonstrating Marion Edey's continuous ownership of at least $2,000 in market value for the one-year period preceding and including the date we submitted the proposal, November 15, 2013. The documents are an amended letter from Eaton Vance and a supplementary letter from DTC Participant State Street Bank and Trust.

Thank you,

--

Kelly Bitov, Esq.
Attorney, Partnership for Policy Integrity | 617-835-2480 | kbitov@pfpi.net
www.pfpi.net

On Wed, Nov 20, 2013 at 4:49 PM, Karen Doggett (Services - 6) <karen.doggett@dom.com> wrote:

Dear Ms. Edey and Ms. Bitov,

Please see the attached letter regarding Ms. Edey's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett

Director - Governance and Executive Compensation

Dominion Resources Services, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2123/8-738-2123

karen.doggett@dom.com

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and/or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

STATE STREET.
For Everything You Invest In

December 3, 2013

Ms. Carter M. Reid
Senior Vice President - Administrative Services,
Chief Compliance Officer and Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

This letter shall confirm as of the date hereof that State Street Bank and Trust Company, a Depository Trust Company Participant, has, since 01/19/2007, continuously held at least 768 shares of Dominion Resources common in its capacity as custodian for Marion B. Edey.

Mark Pulsifer
Vice President
State Street Bank & Trust Company
Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 31, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Marion Edey Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 15, 2013, by Ms. Marion Edey ("Ms. Edey" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Edey any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:** Shareholders request that the Board of Directors prepare a report by November 1, 2014, at reasonable cost and excluding proprietary information, evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

DISCUSSION

I. Rule 14a-8(i)(7) – The Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations."

According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusions. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Consistent with these standards, the Staff has interpreted this to mean that shareholder proposals are excludable if they relate to a company's choice of technologies for use in its operations (See *infra* Section I.B.). Accordingly, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it involves the Company's ordinary business operations, in that it relates to the Company's choice of technologies for use in its operations.

B. The Proposal relates to the choice of technologies for use in the Company's operations.

On its face, the Proposal requests that the Company prepare a report "evaluating the environmental and climate change impacts" of the Company's utilization of biomass as a source of renewable energy. However, the true goal of the Proposal is not the production of a report, but the reduction and/or removal of energy generated by a specific type of technology (biomass power) from the sources of electric power offered by the Company to consumers. That is, although fashioned as a request to produce a public report, the Proposal's goal is, in fact, to alter the Company's choices of technology and resources used in the generation of electricity generally, and renewable energy, specifically. In this regard, the Proposal is accompanied by a discussion in the supporting statement of various alleged deficiencies of biomass power as a renewable energy source. Additionally, the supporting statement contains a number of considerations that relate to the supposed current and future regulatory disfavor of biomass energy.

The decision to undertake the conversion of electricity-generating facilities from coal to biomass (the "Biomass Conversions") was initially considered by the Company's wholly-owned utility subsidiary, Virginia Electric and Power Company ("Dominion Virginia Power") as part of its ordinary course Integrated Resource Planning ("IRP") process. These projects were selected as a reasonable and cost-effective means of addressing customers' growing need for reliable electric service, and they are expected to provide customer savings over their 25-year lives when compared to continued operation of the units on coal. During the process of obtaining certificates of public convenience and necessity and other state regulatory approvals for the Biomass Conversions, Dominion Virginia Power also considered how such projects complied with effective and anticipated environmental regulations.

Dominion Virginia Power is an incumbent electric utility providing service to more than two million customers in Virginia and North Carolina and is regulated at the state level by the Virginia State Corporation Commission (the "VSCC") and the North Carolina Utilities Commission ("NCUC"). As a result, Dominion Virginia Power is required to file in Virginia in odd-numbered years (with an update in even-numbered years), and in North Carolina in even-numbered years, a comprehensive Integrated Resource Plan ("Plan") pursuant to§ 56-599 of the Code of Virginia ("Va. Code") and R8-60 of the NCUC Rules and Regulations, respectively. The 2013 Plan is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number for the VSCC is Case No. PUE-2013-00088, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2013 Plan is also available on the Company's website at https://www.dom.com/about/integrated-resource-planning.jsp. An evaluation of options for meeting customer needs will also be included in the 2014 Plan to be filed by September 1, 2014, and will continue annually as described above.

Under Virginia law, an integrated resource plan is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand-side resources over the ensuing 15 years to promote reasonable prices, reliable services, energy independence, and environmental responsibility." Va. Code§ 56-597. Thus, each year Dominion Virginia Power studies and produces its updated Plan for the following 15 years, including projected effects of various elements on customer prices.

Dominion Virginia Power's objective in its IRP process is to identify the mix of generation resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations and other matters. The initial decision to convert the Altavista, Hopewell, and Southampton facilities, which are each discussed in Ms. Edey's supporting statement, from coal to biomass was made through this process, and further ratified by management's robust and careful evaluation process. This process involves determining the appropriate fuel-types and mix of generation resources and technologies used to supply the electric needs of the customers in its service territory and is at the heart of the Company's business.

As described above, Dominion Virginia Power's management, following the completion of the IRP process, considered the question of whether to firmly commit to the Biomass Conversions (and thus seek state regulatory approval therefor) in the context of its commitment to meeting customer energy needs in a reliable, cost-effective manner. That is, Dominion Virginia Power considered numerous factors in determining whether to replace fossil fuel energy-generating facilities (i.e., the converted coal plants) with biomass energy. In this regard, Dominion Virginia Power, utilizing its expert scientific, business, and engineering analytic capabilities, compared the customer economics, reliability, and environmental benefits of operating the three facilities on both coal and biomass. For example, Dominion Virginia Power considered the fact that the conversion of the three cited stations will result in reductions of sulfur dioxide, nitrogen oxide, mercury, and particulate emissions and is projected to increase the capacity factors of these units. Furthermore, in securing the necessary state regulatory approvals for the Biomass Conversions before the VSCC, Dominion Virginia Power presented a thorough report which detailed the analysis undertaken with respect to such conversions, which analysis included, *inter alia*, economic studies, an environmental review, feasibility and engineering design studies, and a comprehensive analysis of biomass fuel availability and sustainability in the Eastern and Central regions of Virginia where its exiting biomass facility in Pittsylvania County and the Biomass Conversions are located.[1] The decisions behind supplying power in a safe, reliable, and cost-effective manner are a core area of Company expertise. The analyses, evaluations, and decision that resulted from the above processes are at the core of matters involving Dominion Virginia Power's business and operations.

The Proposal seeks to involve shareholders inappropriately in these decisions regarding which generation resources and technologies the Company should utilize to produce electricity, notwithstanding the fact that, as described above, decision-making in this area involves a complex process and requires substantial business and environmental risk management expertise and experience, as well as intimate knowledge of the technologies available and related regulatory, cost, and safety considerations. Further, Ms. Edey's supporting statement seeks to inappropriately interject shareholders into questions involving the Company's response to regulatory concerns, predicting, based upon certain selected evidence, that regulatory agencies may begin to disfavor biomass power as a form of renewable energy. Because of management's intimate experiences with the regulatory regimes governing the generation and delivery of power, management does not have reason to believe that biomass is as suspect as Ms. Edey would have the Company's shareholders believe. Indeed, notwithstanding the assertions made in the supporting statement, as recently as this month (December of 2013), certain members of the U.S. Congress announced their intention to introduce legislation that would consider biomass among the sources of renewable energy that utility companies could rely upon to meet a new renewable electricity standard. See "Kuster Leads Push for National Renewable Electricity Standard; Introduced Legislation that would require utilities to generate 25 percent of their power from renewable energy sources like solar, wind, and biomass by 2025," Federal Information and News Dispatch, Inc. (December 6, 2013).

For the reasons discussed above, decisions as to which generation resources and technologies are appropriate for the Company to pursue properly rest with the Company's management and should not be the subject of a shareholder proposal. Therefore, the Staff has recognized that in circumstances involving decisions such as these, injecting shareholders into the process is not appropriate. The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release.

[1] See, VSCC Case Nos. PUE-2011-00073 (Altavista), PUE-2011-00074 (Hopewell) and PUE-2011-00075 (Southampton).

Accordingly, on numerous occasions the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff recently permitted an energy company to exclude a proposal calling for the diversification of the company's energy resources to include increased energy efficiency and renewable energy resources on the grounds that such proposal related to ordinary business operations, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable Rule 14a-8(i)(7)" (*FirstEnergy Corp.* (March 8, 2013)). The Staff also permitted, on the same grounds, the exclusion of a proposal calling on a cable and internet provider to publish a report disclosing the actions it was taking to address the inefficient consumption of electricity by its set-top boxes, which proposal would include the company's efforts to accelerate the development and deployment of new energy efficient set-top boxes, on the same grounds, (*AT&T Inc.* (February 13, 2012)).

Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new cogeneration facilities and improve energy efficiency (*WPS Resources Corp.* (February 16, 2001)), proposals requesting a report on the status of research and development of a new safety system for railroads (*Union Pacific Corp.* (December 16, 1996) and *Burlington Northern Santa Fe Corp.* (January 22, 1997)), a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety, and financial security (*Applied Digital Solutions* (April 25, 2006)), and a proposal requesting that a computer company employ specific technological requirements in its software (*International Business Machines Corp.* (January 6, 2005)).

This Proposal, like the proposals described above, seeks to inappropriately involve shareholders in decisions regarding the Company's choice of technologies for use in its operations; in this case, the inappropriate shareholder involvement sought is with respect to decisions regarding the generation resources and technologies the Company should utilize to produce electricity. Also, like those excluded proposals, there is merely a tangential relationship between the Proposal and a social issue (See *infra* Section I.C). These decisions involve operational and business matters that require the judgment of experienced management, which has the necessary skills, knowledge, and resources to make informed decisions, and are not the type of matters about which shareholders, as a group, would be in a position to make an informed judgment. Accordingly, because the Proposal deals with the day-to-day operations of the Company, in that it relates to the Company's choice of technologies for use in its operations, it may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has found that some recent environmental proposals do transcend ordinary business operations. See *Exxon Mobil Corp.* (March 23, 2007) (refusing to allow exclusion of a proposal calling for the adoption of quantitative goals for reducing greenhouse gas emissions), *Exxon Mobil Corp.* (March 12, 2007) (refusing to allow exclusion of a proposal calling for a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025), and *General Electric Co.* (January 31, 2007) (refusing to allow exclusion of a proposal calling for a report on global warming). However, the Proposal does not involve any of these issues, but rather focuses on the business issue of how and in what manner the Company may best respond to customer and regulatory interest in the generation of renewable energy. The fact that the Proposal has some connection to issues that are of social significance should not lead to the conclusion that it must automatically be included in the Proxy Materials. It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply.

As such, the Staff has also recently allowed proposals requesting companies to bar the financing of particular types of customers to be excluded even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining), stating that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JP Morgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010).

Since the focus of the Proposal is an ordinary business operation of the Company regarding its specific mix of electric generation by fuel type, that has, at best, a tangential relationship to a significant policy issue, it may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054, or at jsellers@mcguirewoods.com or my colleague, David S. Wolpa, at (704) 343-2185, or at dwolpa@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Marion Edey

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: *** FISMA & OMB Memorandum M-07-16 *** on behalf of Kelly Bitov [kbitov@pfpi.net]
Sent: Friday, November 15, 2013 3:43 PM
To: Carter Reid (Services - 6)
Cc: Marion Edey; Karen Doggett (Services - 6)
Subject: Shareholder Proposal Presented by Ms. Marion Edey
Attachments: Dominion Resolution Filing Letter_Marion Edey.pdf; Confirmation of Shareholder Status_Marion Edey.pdf; Marion Edey Dominion Resolution Submitted Nov 15 2013.pdf

Dear Ms. Reid and Ms. Doggett,

Please find attached the submittal letter and shareholder resolution presented by Ms. Marion Edey for inclusion in the proxy for the 2014 Dominion shareholder meeting. Please acknowledge receipt of this communication via email.

Please note that Ms. Marion Edey is the submitter of this proposal. Please direct any correspondence on this resolution to Ms. Edey and myself, Kelly Bitov, Esq.; at *** FISMA & OMB Memorandum M-07-16 *** and kbitov@pfpi.net.

Sincerely,

--
Kelly Bitov, Esq.
Attorney, Partnership for Policy Integrity | 617-835-2480 | kbitov@pfpi.net
www.pfpi.net

Marion Edey

*** FISMA & OMB Memorandum M-07-16 ***

November 15, 2013

Ms. Carter M. Reid
Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

I am enclosing a resolution regarding Dominion's development of biomass power for consideration at the 2014 shareholder meeting.

This proposal is submitted for inclusion in the 2014 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). I am the beneficial owner, per rule 14a-8, of more than $2,000 worth of Dominion Resources common stock acquired more than one year prior to today's date. I will remain invested in this position through the date of the company's 2014 annual meeting. I will attend the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

I have requested that proof of my ownership be sent to the company separately from my brokerage, Eaton Vance.

Please direct any correspondence on this resolution to Kelly Bitov, P.O. Box 1653, Northampton, MA 01061, kbitov@pfpi.net, (617) 835-2480.

Thank you very much for your attention to this matter.

Sincerely,

Marion Edey

WHEREAS,

The latest report from the Intergovernmental Panel on Climate Change affirms that atmospheric greenhouse gas concentrations are the highest in 800,000 years, and a National Academy of Sciences report has warned "each additional ton of greenhouse gases emitted commits us to further [climate] change and greater risks";

Dominion is increasing its biopower holdings with conversion of the Hopewell, Altavista, and Southampton coal plants to biomass (~153 MW) and up to 60 MW co-firing wood at the Virginia Hybrid Energy Center, alongside the existing 83 MW Pittsylvania plant. Greenhouse gas emissions from wood burned at these facilities will be millions of tons per year. Dominion projects that in 2020, wood-burning in power plants will provide about 75% of the renewable power generated by the Company, while wind will provide 0% and solar 3%;[1]

Dominion has acknowledged in testimony before the Virginia State Corporation Commission (SCC) that biomass power plants actually emit more carbon dioxide (CO_2) per megawatt-hour than coal-fired power plants, on a day-to-day basis;[2]

Economic viability for the three coal-to-biomass conversions depends on a regulatory assumption of carbon neutrality, without which Dominion has stated that the net present value of operation is less than if the plants continued to burn coal;[3]

The Environmental Protection Agency (EPA) panel convened to advise on regulation of biogenic CO_2 under the Clean Air Act concluded that biomass, including forest residues (the purported fuel for Altavista, Hopewell, and Southampton), cannot be presumed automatically carbon neutral,[4] and

Public policies and regulations addressing climate change may negatively affect Dominion's biopower investments. A Federal Court found EPA's deferral of biogenic CO_2 regulation under the Clean Air Act illegal, and EPA's deferral of regulation in any case lapses in 2014. New policy developments may threaten continued subsidies for biopower as renewable energy; legislation has been introduced in Maryland and Washington, DC that would eliminate certain renewable energy subsidies for Dominion's bioenergy holdings.

RESOLVED: *Shareholders request that the Board of Directors prepare a report by November 1, 2014, at reasonable cost and excluding proprietary information, evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.*

Supporting Statement: *Among other things, the report should consider the impact that potential State or federal rejection of "carbon neutral" status for particular biomass energy facilities, fuel sources or categories of operations could have on subsidies, permitting processes, or existing facilities.*

---

[1] Dominion Virginia Power Annual Report to SCC on Renewable Energy, Nov. 1, 2012.
[2] SCC Case No. PUE-2011-00073. Vol. III 01-12-2011.
[3] *Id.* Direct Testimony of Glenn A. Kelly, Director of Generation System Planning for Dominion. Vol. II 06-27-2011, p. 13, Figure 7.
[4] "Science Advisory Board Review of EPA's Accounting Framework for Biogenic CO2 Emissions from Stationary Sources", September 2011.

Eaton Vance
Investment Counsel

Eaton Vance Investment Counsel
Two International Place
Boston, MA 02110
(617)482-8260
www.eatonvancecounsel.com

November 12, 2013

Ms. Carter M. Reid
Senior Vice President - Administrative Services,
Chief Compliance Officer and Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

As of November 12, 2013, our client Marion Edey held, and has held continuously for at least one year, 768 shares of Dominion Resources Inc. (D) common stock. The market value exceeded $2,000 at all times during the last year.

Marion Edey's shares are held in an account custodied at State Street Bank and Trust Company (DTC participant #2319) and her investment portfolio is managed by Eaton Vance Investment Counsel (tax identification #20-1227351).

Our client intends to hold all of these shares through the date of the 2013 annual meeting.

Please feel free to call me if you have any questions or require anything additional. I can be reached at (617) 672-8757.

Sincerely,

Susan R. Martland
Vice President

SRM/ejm

cc: Marion B. Edey

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Sunday, November 17, 2013 11:13 AM
To: 'Kelly Bitov'; Carter Reid (Services - 6)
Cc: Marion Edey
Subject: RE: Shareholder Proposal Presented by Ms. Marion Edey

Dear Ms. Edey and Ms. Bitov,

By way of this email, I am confirming that the receipt of Ms. Edey' proposal and ownership information on Friday, November 15, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: *** FISMA & OMB Memorandum M-07-16 *** **On Behalf Of** Kelly Bitov
Sent: Friday, November 15, 2013 3:43 PM
To: Carter Reid (Services - 6)
Cc: Marion Edey; Karen Doggett (Services - 6)
Subject: Shareholder Proposal Presented by Ms. Marion Edey

Dear Ms. Reid and Ms. Doggett,

Please find attached the submittal letter and shareholder resolution presented by Ms. Marion Edey for inclusion in the proxy for the 2014 Dominion shareholder meeting. Please acknowledge receipt of this communication via email.

Please note that Ms. Marion Edey is the submitter of this proposal. Please direct any correspondence on this resolution to Ms. Edey and myself, Kelly Bitov, Esq., at *** FISMA & OMB Memorandum M-07-16 *** and kbitov@pfpi.net.

Sincerely,

--
Kelly Bitov, Esq.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, November 20, 2013 4:49 PM
To: Marion Edey; 'Kelly Bitov'
Cc: Meredith S Thrower (Services - 6)
Subject: Dominion Resources, Inc.
Attachments: SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-20 Edey letter.pdf

Dear Ms. Edey and Ms. Bitov,

Please see the attached letter regarding Ms. Edey's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Web Address: www.dom.com

Dominion®

November 20, 2013

Sent via Electronic Mail

Ms. Marion Edey

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Edey:

This letter confirms receipt on Friday, November 15, 2013, via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC. You have submitted as proof of beneficial ownership a letter from Eaton Vance Investment Counsel, which is not listed as a DTC participant and therefore is not the record holder of your shares of Dominion stock. In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion stock from the record holder of your shares.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 15, 2013, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,

Karen W. Doggett

Karen W. Doggett
Director–Governance and Executive Compensation

cc: Kelly Bitov, Esq.

Karen Doggett (Services - 6)

From: *** FISMA & OMB Memorandum M-07-16*** on behalf of Kelly Bitov [kbitov@pfpi.net]
Sent: Tuesday, December 03, 2013 4:12 PM
To: Karen Doggett (Services - 6)
Cc: Marion Edey; Meredith S Thrower (Services - 6)
Subject: Marion Edey Shareholder Proposal, Proof of Beneficial Ownership
Attachments: Marion Edey_2013 Letter from Eaton Vance Investment Counsel re Dominion.pdf; Marion Edey_2013 Letter from State Street Bank and Trust Confirming Investment in Dominion.pdf

Dear Ms. Doggett,

Please find attached the requested additional proof of beneficial ownership, demonstrating Marion Edey's continuous ownership of at least $2,000 in market value for the one-year period preceding and including the date we submitted the proposal, November 15, 2013. The documents are an amended letter from Eaton Vance and a supplementary letter from DTC Participant State Street Bank and Trust.

Thank you,

--
Kelly Bitov, Esq.
Attorney, Partnership for Policy Integrity | 617-835-2480 | kbitov@pfpi.net
www.pfpi.net

On Wed, Nov 20, 2013 at 4:49 PM, Karen Doggett (Services - 6) <karen.doggett@dom.com> wrote:

Dear Ms. Edey and Ms. Bitov,

Please see the attached letter regarding Ms. Edey's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett

Director - Governance and Executive Compensation

Dominion Resources Services, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2123/8-738-2123

karen.doggett@dom.com

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and/or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

Eaton Vance
Investment Counsel

Eaton Vance Investment Counsel
Two International Place
Boston, MA 02110
(617)482-8260
www.eatonvancecounsel.com

December 2, 2013

Ms. Carter M. Reid
Senior Vice President - Administrative Services,
Chief Compliance Officer and Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

As of and including November 15, 2013, our client Marion Edey held, and has held continuously for at least one year, 768 shares of Dominion Resources Inc. (D) common stock. The market value exceeded $2,000 at all times during the last year.

Marion Edey's shares are held in an account custodied at State Street Bank and Trust Company (DTC participant #2319) and her investment portfolio is managed by Eaton Vance Investment Counsel (tax identification #20-1227351).

Our client intends to hold all of these shares through the 2014 annual meeting.

Please feel free to call me if you have any questions or require anything additional. I can be reached at (617) 672-8757.

Sincerely,

Susan R. Martland
Vice President

SRM/ejm

cc: Marion B. Edey

STATE STREET.
For Everything You Invest In

December 3, 2013

Ms. Carter M. Reid
Senior Vice President - Administrative Services,
Chief Compliance Officer and Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

This letter shall confirm as of the date hereof that State Street Bank and Trust Company, a Depository Trust Company Participant, has, since 01/19/2007, continuously held at least 768 shares of Dominion Resources common in its capacity as custodian for Marion B. Edey.

Mark Pulsifer
Vice President
State Street Bank & Trust Company
Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169